July 23, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Asia Timmons-Pierce

Re:	Ecoark Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 23, 2020
File No. 333-239646

Dear Ms. Timmons-Pierce:

Please find below a response to the question raised by the staff of the Securities and Exchange Commission in its letter dated July 20, 2020 (the “Comment Letter”) relating to the filing made by Ecoark Holdings, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Registration Statement on Form S-1

General

1.       Please amend your filing to incorporate by reference the financial statements provided in response to our prior comment letter or add the financial statements to the contents of your registration statement.

In response to the Staff’s comment, the Company has amended the registration statement (Amendment No. 1) by adding the financial statements to the contents of the registration statement.

Please call the undersigned at 646-561-9000 if you have any further questions.

Sincerely,

/s/ Arif Soto
Arif Soto, Esq.

Cc:	Brad Hoagland
Jay Ingram

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